UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Tempest Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87978U108

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 997,940 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 997,940 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital IV, L.P. (“Versant IV”), Versant Side Fund IV, L.P. (“Side Fund IV”), Versant Ventures IV, LLC (“LLC IV”), Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage II, L.P. (“Vantage II LP”), Versant Vantage II GP, L.P. (“Vantage II GP”), Versant Vantage II GP-GP, LLC (“Vantage II LLC” and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage II LP and Vantage II GP, collectively, the “Reporting Persons”). LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by Versant IV and Side Fund IV. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting and dispositive power over the shares held by Vantage II LP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 997,940 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 997,940 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 997,940 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 997,940 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 9.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,118,644 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,118,644 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,644 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Vantage II LLC and Vantage II GP share voting and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,118,644 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,118,644 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,644 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Vantage II LLC and Vantage II GP share voting and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,118,644 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,118,644 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,644 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.5% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Vantage II LLC and Vantage II GP share voting and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,171,094 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,171,094 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,094 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant IV. LLC IV is the general partner of Versant IV and has voting and dispositive power over the shares held by Versant IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Side Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,377 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,377 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,377 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Side Fund IV. LLC IV is the general partner of Side Fund IV and has voting and dispositive power over the shares held by Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108	13D

1.	Name of Reporting Persons Versant Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,178,471 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,178,471 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,471 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 1,171,094 shares held by Versant IV; and (ii) 7,377 shares held by Side Fund IV. LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by each of Versant IV and Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 10,323,006 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons on May 2, 2022.

CUSIP No. 87978U108                                                                                          13D

Explanatory Note:

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. The Reporting Persons previously filed a statement on Schedule 13G with respect to the Issuer on February 11, 2022 and are filing this statement to report an acquisition that is subject to Schedule 13D pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934.

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock (the “Common Stock”) of Tempest Therapeutics, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 7000 Shoreline Court, Suite 275, South San Francisco, CA 94080.

Item 2. Identity and Background

(a) This Statement is filed by Versant Venture Capital IV, L.P. (“Versant IV”), Versant Side Fund IV, L.P. (“Side Fund IV”), Versant Ventures IV, LLC (“LLC IV”), Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage II, L.P. (“Vantage II LP”), Versant Vantage II GP, L.P. (“Vantage II GP”), Versant Vantage II GP-GP, LLC (“Vantage II LLC” and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage II LP and Vantage II GP, collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Person is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c) Each of Versant IV, Side Fund IV, Versant VI and Vantage II LP are venture capital investment entities and each of LLC IV, GP VI, LLC VI, Vantage II GP and Vantage II LLC are the respective general partners of the venture capital investment entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the state of Delaware.

Item 3. Source and Amount of Funds or Other Considerations

In connection with the merger of Millendo Therapeutics, Inc. (“Millendo”) and private company Tempest Therapeutics, Inc. (“Tempest”), pursuant to the Agreement and Plan of Merger dated March 29, 2021 (the “Merger Agreement”), which closed on June 25, 2021 (the “Closing”), each share of Tempest’s common stock converted into the right to receive approximately 0.0322 shares of Millendo common stock. The exchange ratio gives effect to the 15-to-1 reverse stock split of Millendo’s common stock that occurred in connection with the Merger Agreement. Upon the closing, Millendo was renamed as the Issuer. After the Closing, Versant IV held 1,171,094 shares of the Issuer’s Common Stock, Side Fund IV held 7,377 shares of the Issuer’s Common Stock and Versant VI held 997,940 shares of the Issuer’s Common Stock.

On April 26, 2022, the Issuer, Vantage II LP and certain other investors entered into a Securities Purchase Agreement (the “PIPE Agreement”), which closed on April 29, 2022 (the “PIPE Financing”). Vantage II LP purchased 2,118,644 shares of the Issuer’s Common Stock in the PIPE Financing for a purchase price of $2.36 per share and an aggregate purchase price of $4,999,999.84.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Ordinary Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Versant IV, Versant VI and Vantage II LP (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the PIPE Financing, Vantage II LP entered into the PIPE Agreement with the Issuer for the purchase of 2,118,644 shares of the Issuer’s Common Stock at $2.36 per share. The terms and provisions of the PIPE Agreement are described more fully in the Issuer’s Current Report on Form 8-K (File No. 001-35890) filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 2, 2022 (the “Form 8-K”), and the above summary is qualified by reference to such description and the full text of the PIPE Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Common Stock pursuant to the PIPE Agreement, Vantage II LP and certain of the Issuer’s other investors entered into a Registration Rights Agreement, dated April 26, 2022, with the Issuer (the “Rights Agreement”). After the closing of the PIPE Financing, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Form 8-K, and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated May 9, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Securities Purchase Agreement, dated as of April 26, 2022, by and among the Issuer, Vantage II LP and certain other investors (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on May 2, 2022 (File No. 001-35890) and incorporated herein by reference).

Exhibit 3:	Registration Rights Agreement, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on May 2, 2022 (File No. 001-35890) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2022

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Vantage II, L.P.
By:	Versant Vantage II GP, L.P.
Its:	General Partner
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage II GP, L.P.

By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage II GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Venture Capital IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Venture Capital IV, L.P.

By:	Versant Vantage IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger